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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ---------------------------------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  ---------------------------------------------


                                META GROUP, INC.
                       (Name of Subject Company (Issuer))

                  ---------------------------------------------

                                META GROUP, INC.
                        (Name of Filing Person (Offeror))

                  ---------------------------------------------

         OPTIONS UNDER THE META GROUP, INC. SECOND AMENDED AND RESTATED
         1995 STOCK PLAN TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER
      SHARE, HAVING AN EXERCISE PRICE IN EXCESS OF $12.00 HELD BY CERTAIN
                            EMPLOYEE OPTION HOLDERS
                         (Title of Class of Securities)

                ------------------------------------------------

                                   591002 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                ------------------------------------------------

                               JOHN A. PIONTKOWSKI
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                META GROUP, INC.
                                208 HARBOR DRIVE
                           STAMFORD, CONNECTICUT 06912
                                 (203) 973-6995

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:
                                 BRUCE J. GROBE
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                META GROUP, INC.
                                208 HARBOR DRIVE
                           STAMFORD, CONNECTICUT 06912
                                 (203) 973-6956

                                       AND
                                 MICHAEL GRUNDEI
                                WIGGIN & DANA LLP
                               400 ATLANTIC STREET
                               STAMFORD, CT 06901
                                 (203) 363-7600

                            CALCULATION OF FILING FEE

         Transaction valuation*                          Amount of filing fee
              $21,761,911                                     $4,352.38

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,079,064 shares of common stock of META Group, Inc. having an aggregate value of $21,761,911 as of September 19, 2001 will be exchanged pursuant to this Offer. The aggregate value of such options was calculated by multiplying the number of shares issuable upon exercise of each applicable option by the exercise price of such option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            $4,352.38.
         Form or Registration No.:          Schedule TO
         Filing party:                      META Group, Inc.
         Date filed:                        September 19, 2001

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         /_/    third party tender offer subject to Rule 14d-1.

         /X/    issuer tender offer subject to Rule 13e-4.

         /_/    going-private transaction subject to Rule 13e-3.

         /_/    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. /_/


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      This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 19, 2001, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 20, 2001. The press release dated September 20, 2001 filed as Exhibit
(a)(9) to this Schedule TO by META Group, Inc. made reference to the Private Securities Litigation Reform Act of 1995. The Company hereby wishes to clarify that the safe harbor provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made with regard to the tender offer set forth in this Schedule TO, as amended.

      The information in the Offer to Exchange, dated September 19, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference in response to all required Items except as set forth below.

Item 7. (d)       Not applicable.

Item 8. (a)       Not applicable.

Item 9. (a)       Not applicable.

Item 10.(a) The financial information set forth in pages 41 through 65 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001, is incorporated herein by reference. The financial information set forth in pages 3 through 10 of the Company's quarterly report on Form 10-Q for the period ended June 30, 2001 as filed by the Company with the SEC on August 14, 2001, is incorporated herein by reference.

        (b)       Not applicable.

Item 11.(b)       Not applicable.

Item 12. Exhibits.

        (a)       (1)      Offer to Exchange dated September 19, 2001.

                  (2)      Form of Letter of Transmittal.

                  (3)      Form of Notice to Withdraw Tender.

                  (4)      Form of Letter to Eligible Option Holders.

                  (5)      Form of Letter to Tendering Option Holders.

                  (6) META Group, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001 and incorporated herein by reference.

                  (7) META Group, Inc. quarterly report on Form 10-Q for the period ended June 30, 2001 as filed by the Company with the SEC on August 14, 2001 and incorporated herein by reference.

                  (8)      Email to employees dated September 20, 2001.

                  (9)      Press release dated September 20, 2001

                  (10) Email to all eligible employees from John A. Piontkowski dated October 9, 2001.



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         (b)      Not applicable.

         (d)      (1)      META Group, Inc. Second Amended and Restated 1995
                           Stock Plan

                  (2) Form of Incentive Stock Option Agreement pursuant to the META Group, Inc. Second Amended and Restated 1995 Stock Plan.

                  (3) Form of Non-Qualified Stock Option Agreement pursuant to the META Group, Inc. Second Amended and Restated 1995 Stock Plan.

         (g)      Not applicable.

         (h)      Not applicable.

Item 13. Information Required by Schedule 13E-3

         (a)      Not applicable.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                META Group, Inc.


                                By: /s/ John A. Piontkowski
                                   ---------------------------------------------
                                   John A. Piontkowski
                                   Senior Vice President and Chief
                                   Financial Officer

Date:  October 9, 2001



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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                                         DESCRIPTION
------                                         -----------

(a) (1)*                 Offer to Exchange, dated September 19, 2001.

(a) (2)*                 Form of Letter of Transmittal.

(a) (3)*                 Form of Notice to Withdraw Tender.

(a) (4)*                 Form of Letter to Eligible Option Holders.

(a) (5)*                 Form of Letter to Tendering Option Holders.

(a) (6) META Group, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001 and incorporated herein by reference.

(a) (7) META Group, Inc. Quarterly Report on Form 10-Q for the period ended June 30, 2001 as filed with the SEC on August 14, 2001 and incorporated herein by reference.

(a) (8)*                 Email to employees dated September 20, 2001

(a) (9)*                 Press release dated September 20, 2001

(a) (10)                 Email to all eligible employees from
                         John A. Piontkowski dated October 9, 2001

(d) (1)*                 META Group, Inc. Second Amended and Restated 1995 Stock
                         Plan.

(d) (2)* Form of Incentive Stock Option Agreement pursuant to the META Group, Inc. Second Amended and Restated 1995 Stock Plan.

(d) (3)* Form of Non-Qualified Stock Option Agreement pursuant to the META Group, Inc. Second Amended and Restated 1995 Stock Plan.


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* Previously filed.

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                                                                 Exhibit (a)(10)


To: All Eligible META Group Option Holders
From: John A. Piontkowski
Subject: Option Exchange Program - Important Additional Information
Date: October 9, 2001

         If you are considering participation in our option exchange program through our Offer to Exchange dated September 19, 2001, please review the following information.

         The Securities and Exchange Commission (SEC) has requested that we clarify for you the nature of the "benefits" of the Offer referred to in paragraph (b)(3) on page 18 of the Offer to Exchange in order to ensure that the condition described is objectively verifiable by option holders. For a detailed discussion of the benefits of the Offer to META Group, we refer you to the following sections of the Offer to Exchange - Summary Term Sheet, page 4 ("Why is the Offer Being Made?") and Section 2, Purpose of the Offer, pages 13-14. These sections describe the benefits of the Offer to META Group (e.g. employee retention, incentive, and potential increase in stockholder value).

         In addition, I would like to remind you that, as described in the Offer to Exchange, the Offer is currently scheduled to expire at 5:00 p.m. Eastern time on October 18, 2001. All eligible employees were mailed a packet of information in late September. If you feel you are an eligible employee but did not receive a packet of information, please call Rick Giunta at (203) 973-6739 immediately.

         If you have any questions about the above, please feel free to contact me at (203) 973-6995.


Very truly yours,


John A. Piontkowski
Senior Vice President and Chief Financial Officer